UNIFIED SERIES TRUST

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

August 4, 2017

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Christina DiAngelo Fettig

Unified Series Trust (the “Registrant”)

SEC File No. 811-21237

Dear Ms. Fettig:

Below please find our responses to your comments with respect to the Securities and Exchange Commission staff’s review of the Registrant’s Form N-CSRs for the periods ended November 30, 2016, December 31, 2016, and March 31, 2017.

Auer Growth Fund November 30, 2016 Annual Report:

(1)	Comment: The Annual Report discloses that as of November 30, 2016, Bryan and Janet Auer own 71.41% of the Fund. Should the prospectus disclose “Significant Ownership Risk”?

Response: The Registrant will consider adding appropriate disclosure to the Fund’s registration statement at the time of the next annual update in March 2018.

(2)	Comment: The Annual Report shows that they have consistently been over 20% in the financial sector. Financial Sector should be in principal strategies and principal risks.

Response: The Registrant will consider adding appropriate disclosure to the Fund’s registration statement at the time of the next annual update in March 2018.

Symons Value Institutional Fund November 30, 2016 Annual Report and Dean Funds March 31, 2017 Annual Report

(3)	Comment: In general, if a Fund’s principal strategy identifies asset classes that the Fund is not invested in, please review. In particular, please review Dean’s principal strategies of investing in derivatives and fixed income. Please review Symons Value Institutional Fund’s use of options as a principal strategy.

Response: Registrant has reviewed the strategy disclosures in the current, in-force prospectus for each Fund and believes they are appropriate. Registrant will continue to review prospectus disclosures, taking into consideration current and prospective investments, and revise prospectus strategy and risk disclosures as necessary.

All Funds

(4)	Comment: The certifications are dated prior to the audit opinions. Is Registrant comfortable certifying before the audit is substantially complete?

Response: The Registrant evaluated the disclosure controls and procedures for the reporting period and determined they are operating effectively, and there were no significant changes to the Registrant’s internal control over financial reporting. With the independent audit substantially complete with no issues, the Registrant felt comfortable signing the Form N-CSR certifications prior to the opinion release date.

Crawford Dividend Growth Fund December 31, 2016 Annual Report

(5)	Comment: The current year annual audit opinion references February 2013 audits by another registered public accounting firm. The date of those reports was February 28, not February 26. Please confirm if this will be corrected and, if so, how. Ask the auditor to review the opinion.

Response: The audit opinion of the previous auditor, Cohen Fund Audit Services, for the Crawford Dividend Opportunity Fund’s financial statements for the period ended December 31, 2012, was dated February 26, 2013. The audit opinion for the Crawford Dividend Growth Fund’s financial statements for the period ended December 31, 2011, was dated February 29, 2012. Therefore, the reference in the December 31, 2016 Annual Report should have stated the following:

“The financial highlights presented herein for the Crawford Dividend Opportunity Fund for the year ended December 31, 2012 were audited by another registered public accounting firm whose report dated February 26, 2013 expressed an unqualified opinion on those financial statements.”

While this was a misstatement from the audit firm on their opinion, we believe this does not materially impact shareholders. We will make sure the dates are corrected on future reports.

Symons Value Institutional Fund

(6)	Comment: The Annual Report on the Symons website appears to include a non-finalized draft of the financials. Please update the website as soon as possible. Also, please confirm whether the correct version of the report was mailed to shareholders.

Response: The website has been updated with the final version of the Annual Report. The correct version was mailed to shareholders.

Symons Value Institutional Fund November 30, 2016 Annual Report, Crawford Funds December 31, 2016 Annual Report, and Dean Funds March 31, 2017 Annual Report

(7)	Comment: Please confirm that the ability of the adviser to recapture expenses is within three years from date of waiver or reimbursement and not three years from the end of the fiscal year in which the waiver or reimbursement occurred.

Response: Unified Series Trust is in the process of incorporating a new form of expense limitation agreement for those series whose adviser has agreed to limit the fund’s operating expenses in a contractual manner. The new form permits an adviser to recapture expenses within three years from the date the particular expense payment occurred, but only if such recapture can be achieved without exceeding the applicable expense cap in effect at the time of the expense payment or the reimbursement. The implementation of the new form of agreement has coincided with the annual update of the respective fund’s registration statement, so that the agreement will be effective the first day of the new prospectus period.

With respect to the Symons Value Institutional Fund, the new form of expense limitation agreement was effective February 1, 2017, though the prospectus date is March 30, 2017. All waivers through November 30, 2016 were under the old form of expense limitation agreement which provided that expenses may be recouped within three fiscal years following the fiscal year in which the waiver or reimbursement occurred. The new form of ELA is reflected in the current prospectus and will be reflected in future reports to the extent there is a waiver or reimbursement after February 1, 2017.

With respect to the Crawford Funds, the new form of expense limitation agreement is also effective February 1, 2017. All amounts subject to repayment were waived or reimbursed under the old form of agreement. The new form of expense limitation agreement is reflected in the current prospectus and will be reflected in future reports to the extent there is a waiver or reimbursement after February 1, 2017.

With respect to the Dean Funds, the new form of expense limitation agreement is effective August 1, 2017. All amounts subject to repayment were waived or reimbursed under the old form of agreement. The new form of expense limitation agreement will be reflected in the prospectus dated July 29, 2017 and will be reflected in future reports to the extent there is a waiver or reimbursement after August 1, 2017.

(8)	Comment: Please confirm that an adviser may only recapture to the extent the recapture does not cause the Fund’s expenses to exceed the current cap or the cap at the time of the waiver or reimbursement.

Response: We are confirming that an adviser may only recapture to the extent the recapture does not cause the Fund’s expenses to exceed the current cap or the cap that was in place at the time of the waiver or reimbursement. This is true under either the old form of expense limitation agreement or the new form.

If you have any additional questions, or need additional information, please contact me at 513-346-3324.

Sincerely,

/s/ Elisabeth Dahl

Elisabeth Dahl

Secretary, Unified Series Trust

Copy to:	Mr. David Carson, President, Unified Series Trust
Mr. Zachary Richmond, Treasurer and Chief Financial Officer, Unified Series Trust
Mr. Don Mendelsohn, Esq., Thompson Hine LLP